Exhibit 99.7

Rio Tinto plc – Transaction in Own Shares
Purchase of own securities
10 November 2005

Rio Tinto plc today acquired through JPMorgan Cazenove Limited 100,000 of its ordinary shares at an average price of 2280.0021 pence per ordinary share. The purchased shares will all be held as treasury shares.

Following the above purchase, Rio Tinto plc holds 1,880,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,068,468,174.

For further information, please contact:

Investor Relations
Nigel Jones
Office: +44 (0) 20 7753 2401
Mobile: +44 (0) 7917 227 365

Secretarial Department
Matthew Whyte
Office: +44 (0) 20 7753 2317

Website: www.riotinto.com